Exhibit 99.1

July 28, 2006

EA ACTION

From Gabrielle Toledano:

As I informed you a month ago in an EA Action, we asked our stockholders to approve a voluntary equity exchange program at our Annual Meeting of Stockholders, which took place yesterday. I am pleased to inform you that our stockholders have approved the program.

To remind you, this program will allow those with eligible “underwater” options to choose to exchange those options for either restricted stock or restricted stock units (depending on which results in more favorable treatment to our employees in a given country, we may decide to use either restricted stock or restricted stock units, but we refer to both in this EA Action as “restricted stock rights”). If you hold eligible options, you will receive detailed information about the Exchange Program, including an extensive Q&A, in about two weeks, and you will have until at least early September to decide whether to participate in the exchange. While it is important and necessary for you to read the materials and understand the program, Human Resources will also be holding some question and answer sessions after the program commences. You will be hearing more about that from the HR generalist for your group. In addition to the HR sessions, we are developing a modeling tool for employees to use to compare the value of their options against the restricted stock rights they could receive in the exchange, which may assist people in deciding whether to participate.

A brief summary of the Exchange Program is set out below.

Brief Summary of Exchange Program

Voluntary: The Exchange Program will be entirely voluntary and will be open to employees holding stock options eligible for exchange in the program. Certain executive officers and employees in countries where we do not currently grant restricted stock or restricted stock units will not be eligible for the Exchange Program. Employees with stock options eligible for exchange will have an election period of at least 20 business days from the commencement of the Exchange Program in which to determine whether they wish to exchange one or more outstanding grants of eligible options (vested and unvested) for restricted stock or restricted stock units. Attached for your review is a document that explains some differences between stock options, restricted stock units and restricted stock.

Eligibility: Options eligible for exchange in the program will be those with exercise prices that are at least 125% of the average market closing price of our stock for the 5 business days before the date we launch the offer. For example, if the average closing price of our stock for the 5 business days before the date of commencement of the Exchange Program is $41.21, the option grants eligible for exchange will be those priced at $51.51 or higher. As you may have noticed, the premium above the market price has been increased to 125% from 115% since my last email. We made this change to the program’s floor price because we believed it was necessary in order to obtain shareholder approval.

Exchange Ratio: The exchange ratios of eligible options cancelled to restricted stock rights issued will range from 3-to-1 to 4-to-1, depending on the floor price for exchange and the exercise price of the options being exchanged.

Vesting: Vesting schedules for the newly issued restricted stock rights will range from a minimum of two years to a maximum of four years, depending on the extent to which the eligible options exchanged were vested prior to their cancellation. Even restricted stock rights received in exchange for fully vested options will be subject to the minimum vesting periods.

Legal Notices

The following is important legal information, which we are required by law to include as part of this communication, and we encourage you to read it.

Employees holding EA stock options are strongly advised to read the Offer to Exchange that will be filed on Schedule TO (Tender Offer) and other documents related to the Exchange Program to be filed with the Securities and Exchange Commission when they become available because they will contain important information. Holders of EA stock options may obtain copies of these documents free of charge, when available, at the Securities and Exchange Commission website at www.sec.gov or from EA’s Investor Relations department by calling (650) 628-7352.